[Armstrong Energy, Inc. Letterhead]

July 30, 2013

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Armstrong Energy, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

Reference is made to the registration statement of Armstrong Energy, Inc. (the “Issuer”), Armstrong Air, LLC, Armstrong Coal Company, Inc., Armstrong Energy Holdings, Inc., Western Diamond LLC and Western Land Company, LLC (collectively with the Issuer, the “Registrants”) on Form S-4 (the “Registration Statement”), registering the offer to exchange (the “Exchange Offer”) 11.75% Senior Secured Notes Due 2019 ($200,000,000 aggregate principal amount) (together with the guarantees thereof, the “Exchange Notes”) for all of the Issuer’s outstanding unregistered 11.75% Senior Secured Notes Due 2019 ($200,000,000 aggregate principal amount) (together with the guarantees thereof, the “Outstanding Notes”). The Registrants are registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The Registrants represent as follows:

(a) The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer, and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the applicable Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of any Exchange Notes to be received in the Exchange Offer.

(b) In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing any Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) or interpretive letters of similar effect, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction.

(c) The Registrants acknowledge that such a secondary resale transaction by such persons participating in the Exchange Offer for the purpose of distributing Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

(d) The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC No-Action Letter (July 2, 1993)) in connection with any resale of such Exchange Notes.

(e) The Registrants represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or any affiliate of the Registrants to distribute the Exchange Notes.

(f) The Registrants will include in the related letter of transmittal (or similar documentation) to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(i) If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(ii) If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely,

ARMSTRONG ENERGY, INC.

By:	/s/ Martin D. Wilson
Martin D. Wilson
President

ARMSTRONG AIR, LLC

By:	/s/ Martin D. Wilson
Martin D. Wilson
Manager and President

ARMSTRONG COAL COMPANY, INC.

By:	/s/ Martin D. Wilson
Martin D. Wilson
President

ARMSTRONG ENERGY HOLDINGS, INC.

By:	/s/ Martin D. Wilson
Martin D. Wilson
President

WESTERN DIAMOND LLC

By:	/s/ Martin D. Wilson
Martin D. Wilson
President, Chief Financial Officer and Manager

WESTERN LAND COMPANY, LLC

By:	/s/ Martin D. Wilson
Martin D. Wilson
Manager

cc:	David W. Braswell, Esq./Armstrong Teasdale LLP

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